[GTC TELECOM CORP. LETTERHEAD]




Dear Richard:


This letter confirms our understanding that you are to be issued
3,125 shares of GTC Telecom common stock with registration rights. These shares are issued to you, in lieu of cash, as payment against $10,000 for legal services provided..

Please sign this letter confirming your understanding of the agreement.

Sincerely,


Eric Clemons
/s/ Eric Clemons                           /s/ M. Richard Cutler
COO                                         M. Richard Cutler
GTC Telecom